UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nevada Gold & Casinos, Inc.
(Name of Issuer)

Common Stock, $0.12 par value per share
(Title of Class of Securities)

64126Q206
(CUSIP Number)

12/31/2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 64126Q206

1 Names of Reporting Persons
 Ocho Investments LLC

2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power
  1,504,389

 6 Shared Voting Power
  0

 7 Sole Dispositive Power
  1,504,389

 8 Shared Dispositive Power
  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,504,389

10 Check box if the aggregate amount in row (9) excludes certain shares
 (See Instructions)
 [ ]

11 Percent of class represented by amount in row (9)
 8.9%

12 Type of Reporting Person (See Instructions)
 OO (Limited Liability Company)

SCHEDULE 13G
CUSIP No. 64126Q206

1 Names of Reporting Persons
 Andris Upitis

2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization
 United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power
  1,504,389

 6 Shared Voting Power
  0

 7 Sole Dispositive Power
  1,504,389

 8 Shared Dispositive Power
  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
 1,504,389

10 Check box if the aggregate amount in row (9) excludes certain shares
 (See Instructions)
 [ ]

11 Percent of class represented by amount in row (9)
 8.9%

12 Type of Reporting Person (See Instructions)
 IN, HC

SCHEDULE 13G
CUSIP No. 64126Q206

Item 1.

(a) Name of Issuer:

 Nevada Gold & Casinos, Inc.

(b) Address of Issuer's Principal Executive Offices:

 133 E. Warm Springs Road, Suite 102, Las Vegas Nevada 89119

Item 2.

(a) Name of Person Filing:

 (1) Ocho Investments LLC, with respect to the shares of Common Stock directly held by it; and

 (2) Andris Upitis, as the sole manager and member of Ocho Investments LLC, with respect to the shares of Common Stock held by Ocho Investments LLC.

(b) Address of Principal Business Office or, if None, Residence:

 301 Mission St. #49A, San Francisco, CA 94105

(c) Citizenship:

 (1) Ocho Investments LLC is a Delaware limited liability company.

 (2) Andris Upitis is a United States citizen.

(d) Title and Class of Securities:

 Common Stock, $0.12 par value per share

(e) CUSIP No.:

 64126Q206

SCHEDULE 13G
CUSIP No. 64126Q206

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b)
  or 240.13d-2(b) or (c), check whether the person filing is a:
  Not Applicable

 (a) [_] Broker or dealer registered under Section 15 of the
   Act;

 (b) [_] Bank as defined in Section 3(a)(6) of the Act;

 (c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

 (d) [_] Investment company registered under Section 8 of the
   Investment Company Act of 1940;

 (e) [_] An investment adviser in accordance with Rule
   13d-1(b)(1)(ii)(E);

 (f) [_] An employee benefit plan or endowment fund in
   accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) [_] A parent holding company or control person in
   accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) [_] A savings associations as defined in Section 3(b)
   of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
   Investment Company Act of 1940;

 (j) [_] A non-U.S. institution in accordance with Rule
   240.13d-1(b)(1)(ii)(J);

 (k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
   If filing as a non-U.S. institution in accordance with
   Rule 240.13d-1(b)(1)(ii)(J), please specify the type
   of institution:

SCHEDULE 13G
CUSIP No. 64126Q206

Item 4. Ownership

 The information required by Items 4(a) - (c) is set forth in Rows
 (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

 The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 16,834,182 common shares reported to be outstanding as of December 1, 2017, as disclosed in the Issuer's
 Quarterly Report on Form 10-Q for the quarterly period ended on
 October 31, 2017 filed on December 14, 2017.

 (a) Amount Beneficially Owned:

 (b) Percent of Class:

 (c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote:

  (ii) Shared power to vote or to direct the vote:

  (iii) Sole power to dispose or to direct the disposition
   of:

  (iv) Shared power to dispose or to direct the disposition
   of:

Item 5. Ownership of Five Percent or Less of a Class.
 Not Applicable

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
 the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
 Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 Not Applicable

Item 8. Identification and classification of members of the group.
 Not Applicable

Item 9. Notice of Dissolution of Group.
 Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SCHEDULE 13G
CUSIP No. 64126Q206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2018

            OCHO INVESTMENTS LLC

            By:    /s/ Andris Upitis
            Name:  Andris Upitis
            Title: Manager

            By:    /s/ Andris Upitis
            Name:  Andris Upitis

SCHEDULE 13G
CUSIP No. 64126Q206

JOINT FILING AGREEMENT

 The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Nevada Gold & Casinos, Inc., dated as of February 9, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the
 Securities Exchange Act of 1934, as amended.

Dated:  February 9, 2018

            OCHO INVESTMENTS LLC

            By:    /s/ Andris Upitis
            Name:  Andris Upitis
            Title: Manager

            By:    /s/ Andris Upitis
            Name:  Andris Upitis